Exhibit 99

              [HUANENG POWER INTERNATIONAL, INC. GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
              Resolutions Passed at Extraordinary General Meeting

(Beijing, China, July 28, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its Extraordinary General Meeting ("EGM") in Beijing. As entrusted by Mr. Li Xiaopeng (Chairman of the Company), Mr. Huang Long (Director of the Company) presided over the EGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the EGM.

The following resolutions were passed at the EGM:

1. Proposal regarding the amendments to the articles of association of the Company;

2. Proposal regarding the Rules of Procedures for Board of Directors Meetings of the Company;

3. Proposal regarding the Rules of Procedures for Supervisory Committee Meetings of the Company.

Huaneng Power International, Inc. develops, constructs, operates and manages large power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.           Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                Tel: (852) 2520 2201
Fax: (8610) 6649 1860                       Fax:(852) 2520 2241
Email:  ir@hpi.com.cn